Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2010	2009	2008	2007	2006
	(millions of dollars)

Earnings, as defined:
Net income	$945	$831	$789	$836	$802
Income taxes	580	473	443	451	424
Fixed charges included in the determination of net income, as below	382	347	359	325	296
Total earnings, as defined	$1,907	$1,651	$1,591	$1,612	$1,522

Fixed charges, as defined:
Interest expense	$361	$318	$334	$304	$278
Rental interest factor	8	7	7	7	7
Allowance for borrowed funds used during construction	13	22	18	14	11
Fixed charges included in the determination of net income	382	347	359	325	296
Capitalized interest	3	2	-	-	-
Total fixed charges, as defined	$385	$349	$359	$325	$296

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	4.95	4.73	4.43	4.96	5.14
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.